Exhibit 99.1

The9 Limited Held Annual General Meeting on December 17, 2018

Shanghai China, December 19, 2018 — The9 Limited (the “Company”) (Nasdaq : NCTY), an established Internet company, today announced that it held its annual general meeting of shareholders in Hong Kong on December 17, 2018, Hong Kong time.

At its 2018 annual general meeting of shareholders, The9 Limited’s shareholders passed the following resolutions:

1)

the re-election and appointment of George Lai as a director (Class III) of the Company, effective from the closing of this annual general meeting, to serve for a three (3) year term ending at the 2021 annual general meeting or until his successor is duly elected and qualified;”

2)

the re-election and appointment of Davin Alexander Mackenzie as an independent director (Class II) of the Company, effective from the closing of this annual general meeting, to serve for a three (3)year term ending at the 2021 annual general meeting or until his successor is duly elected and qualified;”

3)

the re-election and appointment of Kwok Keung Chau as an independent director (Class II) of the Company, effective from the closing of this annual general meeting, to serve for a three (3) year term ending at the 2021 annual general meeting or until his successor is duly elected and qualified;”

4)

the re-election and appointment of Ka Keung Yeung as an independent director (Class II) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2021 Annual General Meeting or until his successor is duly elected and qualified;”

5)

the increase of the total number of authorized ordinary shares of the Company from 250,000,000 to 350,000,000, so that the authorized share capital of the Company totals US$3,500,000 divided into 350,000,000 ordinary shares of a nominal or par value of US$0.01 per share;”

6)	the amendment to the Company’s Amended and Restated Memorandum of Association in the form attached hereto as Exhibit A;”

7)	the amendment to the Company’s Amended and Restated Articles of Association in the form attached hereto as Exhibit B;” and

8)

the amendment to the Company’s Seventh Amended and Restated 2004 Stock Option Plan in the form attached hereto as Exhibit C; The existing awards previously granted shall be valid and continue to be subject to the Eighth Amended and Restated 2004 Stock Option Plan.”

About The9 Limited

The9 Limited is an Internet company based in China. The9 has stepped into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games, including the CrossFire brand new shooting mobile game, Audition mobile and Fashion Pop.

Investor Relations Contact

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

Exhibit A

RESOLVED as a special resolution, that the Amended and Restated Memorandum of Association of the Company be amended as follows:

By deleting the existing Article 5 in its entirety and substituting therefore the following new Article:

“5. The authorized share capital of the Company is US$3,500,000 divided into 350,000,000 ordinary shares of a nominal or par value of US$0.01 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2018 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained”.

Exhibit B

RESOLVED as a special resolution, that the Amended and Restated Articles of Association of the Company be amended as follows:

By deleting the existing Article 6 in its entirety and substituting therefore the following new Article:

“6. The authorized share capital of the Company at the date of adoption of these Articles is US$3,500,000 divided into 350,000,000 shares of a nominal or par value of US$0.01 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.”

EXHIBIT C

THE9 LIMITED

EIGHTH AMENDED AND RESTATED 2004 STOCK OPTION PLAN

1.	Purposes of the Plan

The purposes of this Plan are:

(a)	to attract and retain the best available personnel for positions of substantial responsibility,

(b)	to provide additional incentive to Employees, Directors and Consultants, and

(c)	to motivate the participating personnel, promote their dedication, and encourage them to devote themselves to the success of the Company’s business.

2.	Definitions

“Administrative Committee”	the Board or any of its Committees as shall be designated to administer the Plan in accordance with Section 4 below.

“Applicable Accounting Standards”	Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.

“Applicable Laws”	the requirements relating to the administration of stock option plans under any stock exchange or quotation system on which the Ordinary Shares are listed or quoted and the laws of any country or jurisdiction which apply to the grant of Awards under the Plan.

“Award”	an Option, a Stock Purchase Right, a Restricted Share, or a Restricted Share Unit, as adjusted in accordance with Section 14 below.

“Award Agreement”	a written or electronic agreement between the Company and a Grantee evidencing the terms and conditions of an individual grant of Award. The Award Agreement is subject to the terms and conditions of the Plan.

“Board”	the Board of Directors of the Company.

“Committee”	a committee of Directors appointed by the Board.

“Company”	The9 Limited, a company incorporated under the laws of Cayman Islands.

“Consultant”	any person who renders or has rendered consulting or advisory services to the Company or any Subsidiary.

“Director”	a member of the Board.

“Disability”	any total and permanent disability which prevents a Service Provider from performing his duties under the relevant contract of employment, engagement, appointment or service (as the case may be) or otherwise from continuing in such capacity.

“Employee”

any person employed by the Company or any Subsidiary of the Company, including but not limited to the directors of such Subsidiary. A person shall not cease to be an Employee in the case of:

(i) any leave of absence approved by the Company; or

(ii)  any transfers or secondment between any locations of the Company or between the Company and any Subsidiary.

“Fair Market Value”

as of any date, the value of Ordinary Shares as determined in the following manners:

(i) if the Ordinary Shares are listed or publicly traded on any established stock exchange or a national market system, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination or on the last market trading day prior to the date of determination (if the date of determination is not a market trading day), as reported in The Wall Street Journal or such other sources as the Administrative Committee deems reliable;

(ii)  if the Ordinary Shares are regularly quoted by a principal recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the average between the high bid and low asked prices for the Ordinary Shares on the date of determination or on the last market trading day prior to the date of determination (if the date of determination is not a market trading day); or

(iii)  in the absence of an established market for the Ordinary Shares, its Fair Market Value shall be determined in good faith by the Administrative Committee after consultation with legal and accounting experts as the Administrative Committee may deem advisable.

“Grantee”	the holder of an outstanding Award granted under the Plan.

“Option”	a stock option granted pursuant to the Plan which confers the holder a right to purchase a specified amount of Ordinary Shares from the Company on and subject to the pre- determined terms and conditions stipulated in the Award Agreement.

“Ordinary Shares”	ordinary shares of the Company, par value US$0.01 per share.

“Plan”	this 2004 Stock Option Plan.

“Restricted Share”	an Ordinary Share awarded to a Service Provider pursuant to Section 11 that is subject to certain restrictions and may be subject to risk of forfeiture.

“Restricted Share Unit”	the right granted to a Service Provider pursuant to Section 14 to receive an Ordinary Share at a future date.

“Securities Act”	securities exchange legislation of any applicable jurisdiction as amended from time to time.

“Service Provider”	an Employee, a Director or a Consultant.

“Stock Purchase Right”	a right to purchase Ordinary Shares pursuant to Section 10 below.

“Subsidiary”	any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company, or an affiliated entity that the Company controls through contractual arrangements and consolidates the financial results according to the Applicable Accounting Standards.

“Tax Law”	the relevant tax law of the applicable jurisdiction, as amended from time to time.

Except where otherwise indicated by the context herein, references to the masculine gender shall also include the feminine gender and the neuter and vice versa, and references to the singular shall also include the plural and vice versa.

3.	Stock Subject to the Plan

Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all Awards under the Plan is 100,000,000 Ordinary Shares. At all times during the term of the Plan and while any Awards are outstanding, the Company shall retain as authorized and unissued stock, or as treasury stock, at least the number of Ordinary Shares from time to time required under the provisions of the Plan for such outstanding Awards or otherwise assure itself of its ability to perform its obligations hereunder.

If an Award expires or terminates for any reason or becomes unexercisable without having been exercised in full, or is surrendered, the unacquired or unpurchased Ordinary Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Ordinary Shares that have actually been issued under the Plan shall not be reverted to the Plan and shall not become available for future distribution under the Plan, except that if Awards are repurchased by the Company at their original purchase price and cancelled pursuant to Section 10, the Ordinary Shares so repurchased (which will then be authorized but unissued Ordinary Shares) shall become available for future grant under the Plan.

4.	Administration of the Plan

(a)	Administrative Committee

The Plan shall be administered by the Board or a Committee appointed by the Board (the “Administrative Committee”), which Administrative Committee shall be constituted to comply with the Applicable Laws.

(b)	Powers of the Administrative Committee

Subject to the provisions of the Plan and, in the case of an Administrative Committee, the specific duties delegated by the Board to such Administrative Committee, and subject to the approval of any relevant authorities, the Administrative Committee shall have, in addition to its other authority provided herein, the authority at its sole discretion:

(i)	to determine the Fair Market Value in the manners as set out in the definition of Fair Market Value under Section 2 above;

(ii)

to select from time to time the Service Providers (excluding the Directors, Award grants to whom shall be determined by the compensation committee of the Board, or before the appointment of compensation committee, by the Board) to whom Awards may be granted hereunder;

(iii)

to determine the number of Ordinary Shares to be covered by each Award grant hereunder to the Service Providers (excluding the Directors, Award grants to whom shall be determined by the compensation committee of the Board, or before the appointment of compensation committee, by the Board);

(iv)	to approve forms of agreement for use under the Plan;

(v)

to determine the terms and conditions, of any Awards granted hereunder. Such terms and conditions include, but are not limited to, the exercise price (where applicable), the time or times when an Award may be exercised (which may be based on performance criteria or a pre-determined vesting period), any forfeiture restrictions, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Awards or the Ordinary Shares relating thereto, based in each case on such factors as the Administrative Committee, at its sole discretion, shall determine;

(vi)	to determine whether and under what circumstances an Option may be settled in cash under subsection 9(e) below instead of Ordinary Shares;

(vii)

to reduce the exercise price of any Awards (where applicable) to the then current Fair Market Value if the Fair Market Value of the Ordinary Shares covered by such Awards has declined since the date the Awards were granted;

(viii)

to prescribe, amend and rescind rules and regulations relating to the Plan (but not the Plan per se), including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax law;

(ix)

to allow Grantees to satisfy withholding tax obligations by electing to have the Company withhold from the Ordinary Shares to be issued upon exercise of or in relation to an Award that number of Ordinary Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Ordinary Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined or the tax liability arises or the tax is due to be paid, or any other date as the Administrative Committee may deem appropriate. All elections by Grantees to have Ordinary Shares withheld for this purpose shall be made in such form and under such conditions as the Administrative Committee may deem necessary or advisable;

(x)	to construe and interpret the terms of the Plan and awards granted pursuant to the Plan; and

(xi)	to take any other actions as the Administrative Committee shall consider appropriate for the proper administration of the Plan.

(c)	Effect of Administrative Committee’s Decision

All decisions, determinations and interpretations of the Administrative Committee pursuant to the provisions of the Plan shall be final conclusive and binding on all Grantees.

5.	Eligibility

(a)	Awards may be granted to Service Providers.

(b)

Neither the Plan nor any Awards shall confer upon any Grantee any right with respect to continuing the Grantee’s relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company’s right to terminate such relationship at any time, with or without cause.

6.	Term of Plan

The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of twenty (20) years unless sooner terminated under Section 16 below.

7.	Term of Award

The term of each Award shall be stated in the Award Agreement.

8.	Option Exercise Price and Consideration

(a)	The per share exercise price for the Ordinary Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrative Committee.

(b)

The terms, conditions and restrictions for the issuance of the Ordinary Shares upon exercise of an Option, including the method of payment, shall be determined by the Administrative Committee. The Administrative Committee may at its sole discretion authorize or accept payment in one or more of the following manners:

(i)	cash,

(ii)	check payable to the order of the Company,

(iii)	promissory note,

(iv)

surrender to the Company of other Ordinary Shares which (x) in the case of Ordinary Shares acquired upon exercise of an Option, have been owned by the Grantee for more than six (6) months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Ordinary Shares as to which such Option shall be exercised,

(v)	consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or

(vi)	any combination of the foregoing methods of payment.

In making its determination as to the above, the Administrative Committee shall consider the best interest of and advantage to the Company.

9.	Exercise of Option

(a)	Procedure for Exercise; Rights as a Shareholder

Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrative Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of an Ordinary Share.

An Option shall be deemed exercised when the Company receives:

(i)	written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and

(ii)	full payment for the Ordinary Shares with respect to which the Option is exercised.

Full payment may consist of any consideration and method of payment authorized by the Administrative Committee and permitted by the Award Agreement and the Plan. After the Option is exercised, the Company shall promptly issue (or cause to be issued) such number of Ordinary Shares as covered by such Option. Ordinary Shares issued upon exercise of an Option shall be issued in the name of the Grantee or, if requested by the Grantee, in the joint name of the Grantee and his or her spouse. Until the Ordinary Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to attend general meeting of the Company, vote or receive dividends or other distributions or any other rights as a shareholder shall exist with respect to the Ordinary Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Ordinary Shares are issued, except as provided in Section 14 below.

Exercise of an Option in any manner shall result in a decrease in the number of Ordinary Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Ordinary Shares as to which the Option is exercised.

(b)	Termination of Relationship as Service Provider

If a Grantee ceases to be a Service Provider (save and except due to the Grantee’s Disability, in which event subsection 9(c) below shall apply or due to the Grantee’s death, in which event subsection 9(d) below shall apply), such Grantee may exercise his or her Option within such period of time as is specified in the Award Agreement (of at least thirty (30) days but in no event later than the expiration of the term of the Option as set forth in the Award Agreement) to the extent that the Option is vested on the date of such cessation . In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Grantee’s cessation as aforesaid (but in no event later than the expiration of the term of the Option as set forth in the Award Agreement). If, on the date of cessation, the Grantee is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option shall revert to the Plan. If, after the cessation, the Grantee does not exercise his or her Option to the fullest extent vested within the time specified in the Award Agreement or stipulated herein as the case may be, the Option shall lapse automatically, and the Ordinary Shares covered by such unexercised portion of the Option shall revert to the Plan and the Grantee shall have no claim for compensation or otherwise against the Company whatsoever.

(c)	Disability of Grantee

If a Grantee ceases to be a Service Provider as a result of the Grantee’s Disability, the Grantee may exercise his or her Option within such period of time as is specified in the Award Agreement (of at least six (6) months but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) to the extent the Option is vested on the date of such cessation. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Grantee’s cessation as aforesaid (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). If, on the date of cessation, the Grantee is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option shall revert to the Plan. If, after the cessation, the Grantee does not exercise his or her Option to the fullest extent vested within the time specified in the Award Agreement or stipulated herein as the case may be, the Option shall lapse automatically, and the Ordinary Shares covered by such unexercised portion of the Option shall revert to the Plan and the Grantee shall have no claim for compensation or otherwise against the Company whatsoever.

(d)	Death of Grantee

If a Grantee dies while being a Service Provider, the Option may be exercised within such period of time as is specified in the Award Agreement (of at least six (6) months but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) to the extent that the Option is vested on the date of death by the Grantee’s estate or by a person who acquires the right to exercise the Option by bequest or inheritance (collectively, the “Grantee’s Representative”). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Grantee’s death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). If, at the time of death, the Grantee is not vested as to the entire Option, the Ordinary Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not exercised by the Grantee’s Representative to the fullest extent vested within the time specified in the Award Agreement or stipulated herein as the case may be, the Option shall lapse automatically, and the Ordinary Shares covered by such unexercised portion of the Option shall revert to the Plan and the Grantee’s estate and the Grantee’s Representative shall have no claim for compensation or otherwise against the Company whatsoever.

(e)	Buyout Provisions

The Administrative Committee may at any time offer to buy out an Option previously granted for a payment in cash or Ordinary Shares, based on such fair and reasonable terms and conditions as the Administrative Committee shall establish and communicate to the Grantee at the time that such offer is made or as set forth in the Award Agreement.

10.	Stock Purchase Rights

(a)	Rights to Purchase

Stock Purchase Rights may be issued in favor of the Grantees either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made by the Company outside of the Plan. After the Administrative Committee determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically of the terms, conditions and restrictions related to the offer, including the number of Ordinary Shares that such person shall be entitled to purchase, the price to be paid, the forfeiture restrictions, the time limit for the exercise of the Stock Purchase Rights and the time within which such person must accept such offer.

(b)	Repurchase Option

Unless the Administrative Committee determines otherwise, the Award Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the Grantee as a Service Provider for any reason (including death or Disability). The purchase price for Ordinary Shares repurchased pursuant to the Award Agreement shall be the original price paid by the Grantee and may be paid by cancellation of any indebtedness of the Grantee to the Company.

(c)	Other Provisions

The Award Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrative Committee at its sole discretion.

(d)	Rights as a Shareholder

Once the Stock Purchase Right is exercised, the purchaser shall have rights equivalent to those of a shareholder and shall be a shareholder when his or her purchase and personal particulars are entered upon the records of the Company or of the duly authorized transfer agent of the Company. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 14 below.

11.	Restricted Shares

(a)	Grant of Restricted Shares

The Administrative Committee, at any time and from time to time, may grant Restricted Shares to Service Providers as the Administrative Committee, in its sole discretion, shall determine. The Administrative Committee, in its sole discretion, shall determine the number of Restricted Shares to be granted to each Service Provider.

(b)	Award Agreement

Each award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period of restriction, the number of Restricted Shares granted, and such other terms and conditions as the Administrative Committee, in its sole discretion, shall determine. Unless the Administrative Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

(c)	Issuance and Restrictions

Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Administrative Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Administrative Committee determines at the time of the grant of the Restricted Shares or thereafter.

(d)	Forfeiture/Repurchase

Except as otherwise determined by the Administrative Committee at the time of the grant of the Restricted Shares or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Administrative Committee may (i) provide in any Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (ii) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

(e)	Certificates for Restricted Shares

Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Administrative Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Service Provider, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

(f)	Removal of Restrictions

Except as otherwise provided in this Section 11, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Administrative Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Service Provider shall be entitled to have any legend or legends under Subsection 11(e) removed from his or her certificate for Restricted Shares, and the underlying Ordinary Shares shall be freely transferable by the Service Provider, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of the underlying Ordinary Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

12.	Restricted Share Units

(a)	Grant of Restricted Share Units

The Administrative Committee, at any time and from time to time, may grant Restricted Share Units to Service Providers as the Administrative Committee, in its sole discretion, shall determine. The Administrative Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Service Provider.

(b)	Award Agreement

Each award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Administrative Committee, in its sole discretion, shall determine.

(c)	Performance Objectives and Other Terms

The Administrative Committee, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Share Units that will be paid out to the Service Providers.

(d)	Form and Timing of Payment of Restricted Share Units

At the time of grant, the Administrative Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Administrative Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, in Ordinary Shares or in a combination thereof.

(e)	Forfeiture/Repurchase

Except as otherwise determined by the Administrative Committee at the time of the grant of the Restricted Share Units or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Administrative Committee may (i) provide in any Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (ii) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

13.	Non-Transferability of Awards

The Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of succession and may be exercised, during the lifetime of the Grantee, only by the Grantee except as provided in subsection 9(d) above.

14.	Adjustments Upon Changes in Capitalization, Merger or Asset Sale

(a)	(i) Changes in Capitalization

Subject to any action of the shareholders of the Company as necessitated by the Applicable Laws, the number of Ordinary Shares covered by each outstanding Award and the number of Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been reverted to the Plan upon cancellation or expiration of an Award as well as the price per Ordinary Share covered by each such outstanding Award shall be proportionately adjusted for any increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration”. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Ordinary Shares subject to an Award.

(ii)	Adjustments for Stock Split, Stock Dividend, Etc.

If the Company shall at any time increase or decrease the number of its outstanding Ordinary Shares, or change in any way the rights and privileges of its outstanding Ordinary Shares, by means of the payment of a stock dividend or any other distribution upon such Ordinary Shares, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving such Ordinary Shares, then in relation to the Ordinary Shares that are covered by the Awards granted or available under the Plan and are affected by one or more of the above events, the numbers, rights and privileges of the following shall be increased, decreased or changed in like manner as if such Ordinary Shares had been issued and outstanding, fully paid and non-assessable at the time of such occurrence.

(b)	Dissolution or Liquidation

In the event of the proposed dissolution or liquidation of the Company, the Administrative Committee shall notify each Grantee as soon as practicable prior to the effective date of such proposed dissolution or liquidation. The Administrative Committee may at its sole discretion provide for an Grantee to have the right to exercise his or her Option or Stock Purchase Right at any time until fifteen (15) days prior to the commencement of such proposed dissolution or liquidation. In addition, the Administrative Committee may at its sole discretion provide that any repurchase option of the Company applicable to any Award and/or any right of the Company to buy out outstanding Options under subsection 9(e) shall lapse upon dissolution or liquidation of the Company, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated.

(c)	Merger or Asset Sale

In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or share award substituted by the successor corporation or its holding company (meaning any entity which holds directly or indirectly at least fifty point one percent of the voting equity of the successor corporation) or subsidiary (meaning any entity in which the successor corporation holds directly or indirectly fifty point one percent or more of the voting equity). In the event that the successor corporation or its holding company or subsidiary refuses to assume or substitute for the Award, the Grantee shall fully vest in and have the right to exercise (where applicable) all of the Award, including such part of the Award as to which it would not otherwise be vested or exercisable and the repurchase option of the Company applicable to any Award and/or any right of the Company to buy out outstanding Options under subsection 9(e) shall lapse upon consummation of such merger or sale of assets. If an Award becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrative Committee shall accordingly notify the Grantee in writing or electronically in which event the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Award shall terminate upon the expiration of such fifteen (15) day period. For the purposes of this paragraph, the Award shall be considered assumed if, following the merger or sale of assets, the outstanding Award confers the right to purchase or receive proportionately the consideration (whether stock, cash, or other securities or property) received by holders of Ordinary Shares in the merger or sale of assets; provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its holding company or subsidiary, the Administrative Committee may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award to be solely common stock of the successor corporation or its holding company or subsidiary equal in fair market value to the per share consideration received by holders of Ordinary Shares in the merger or sale of assets, such fair market value to be conclusively determined by the Administrative Committee.

(d)	General Adjustment Rules

If any adjustment or substitution provided for in this Section 14 shall result in the creation of a fractional Ordinary Share under any Award, the Company shall, in lieu of issuing such fractional Ordinary Share, pay to the Grantee a cash sum in the amount equal to the product of such fraction multiplied by the Fair Market Value of an Ordinary Share on the date the fractional Ordinary Share otherwise would have been issued.

(e)	Determination by Administrative Committee

Adjustments under this Section 14 shall be made by the Administrative Committee whose determinations with regard thereto shall be final, conclusive and binding upon all parties.

15.	Time of Granting Awards

The date of grant of an Award shall, for all purposes, be the date on which the Administrative Committee makes the determination granting such Award, or such other date as determined by the Administrative Committee. Notice of the determination shall be given to each Service Provider to whom an Award is so granted within a reasonable time after the date of such grant.

16.	Amendment, Modification and Termination of the Plan

(a)	Amendment, Modification and Termination

With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, unless the Company decides to follow home country practice pursuant to Rule 5615(a)(3) of the Nasdaq listing rules applicable to foreign private issuers, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

(b)	Awards Previously Granted

Except with respect to amendments made pursuant to Subsection 16(a), no termination, amendment, or modification of the Plan shall adversely affect in any material way any Awards previously granted pursuant to the Plan without the prior written consent of the Service Provider.

(c)	Effect of Amendment, Modification or Termination

No amendment, modification, suspension or termination of the Plan shall impair the rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Administrative Committee. Termination of the Plan shall not affect the Administrative Committee’s ability to exercise the powers granted to it hereunder with respect to Options, Restricted Shares or Restricted Share Units granted under the Plan prior to the date of such termination.

17.	Conditions Upon Issuance of Shares

(a)	Legal Compliance

Ordinary Shares shall not be issued pursuant to any Award unless the vesting and/or exercise of such Award and the issuance and delivery of such Ordinary Shares shall comply with Applicable Laws and shall be further subject to the approval of legal counsel for the Company with respect to such compliance.

(b)	Cash Payment

The payment of cash pursuant to the Plan shall be subject to all Applicable Laws.

(c)	Investment Representations

The Company may require any person to whom an Award is granted, as a condition of exercising such Award or receiving Ordinary Shares pursuant to the Plan, to give written assurances, in the substance and form satisfactory to the Company and its legal counsel, to the effect that such person is acquiring the Ordinary Shares subject to the Award for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with applicable securities laws.

(d)	Restrictions

The Administrative Committee may provide that Ordinary Shares issuable upon the vesting and/or exercise of an Award shall, under certain conditions, be subject to restrictions whereby the Company has a right of first refusal with respect to such Ordinary Shares, which restrictions may survive an Grantee’s term of employment, engagement, appointment or service with the Company.

18.	Inability to Obtain Regulatory Approval

The inability of the Company to obtain approval from any regulatory body having jurisdiction over the Company with respect to issuance of Ordinary Shares pursuant to this Plan shall relieve the Company of any liability in respect of the failure to issue such Ordinary Shares as to which such requisite approval shall not have been obtained.

19.	Information to Grantees and Purchasers

The Company shall provide to each Grantee and to each individual who acquires Ordinary Shares pursuant to the Plan, not less frequently than annually during the period such Grantee or purchaser has one or more Award outstanding, and, in the case of an individual who acquires Ordinary Shares pursuant to the Plan, during the period such individual owns such Ordinary Shares, copies of annual financial statements. The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.

20.	Withholding

The Company’s obligations to deliver Ordinary Shares upon the exercise of an Option or Stock Purchase Right shall be subject to the Grantee’s satisfaction of all Applicable Laws related to tax withholding as a result of such exercise.

21.	Non-exclusivity of the Plan

The adoption of the Plan by the Board shall not be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Subsidiary now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term incentive plans.

22.	No Transfer or Assignment

The Awards granted hereunder shall not be transferred or assigned without the approval in writing of the Administrative Committee.

23.	Governing Law

The terms and conditions of this Plan shall be governed by and construed in accordance with the laws of the Cayman Islands.

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